VE 4-7-05

AM 4-5-2005


05041457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III


SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2005
WASH., D.C. SECTION
808

| SEC FILE NUMBER |
|---|
| 8- 52946 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1-1-04 AND ENDING 12-31-04
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSCEND CAPITAL, LP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

902 east 5th Street, Ste 204
(No. and Street)

AUSTIN TX 78702
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
REYES ALVEAR 512-485-3140
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
SPROUSE & ANDERSON, L.L.P.
(Name – *if individual, state last, first, middle name*)

515 CONGRESS AVE, STE 1212 AUSTIN TX 78701
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


PROCESSED
APR 1 1 2005
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, REYES ALVEAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANSCEND CAPITAL, LP, as of March 29, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


LISA MONREAL
Notary Public, State of Texas
My Commission Expires
June 06, 2007

Signature

COO
Title

3/29/05
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**TRANSCEND CAPITAL, LP**

TABLE OF CONTENTS


| | PAGE |
|---|---|
| INDEPENDENT AUDITORS' REPORT | 1-2 |
| FINANCIAL STATEMENTS | |
| Balance Sheet | 3 |
| Statement of Income | 4 |
| Statement of Changes in Partners' Equity | 5 |
| Statement of Cash Flows | 6 |
| NOTES TO FINANCIAL STATEMENTS | 7-11 |
| SUPPLEMENTAL FINANCIAL INFORMATION | |
| Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission | 12 |
| REPORT ON INTERNAL CONTROL STRUCTURE | |
| Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5 | 13-14 |



**SPROUSE & ANDERSON, L.L.P.**
ACCOUNTANTS & CONSULTANTS

To the Partners of
Transcend Capital, LP
Austin, Texas

## INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Transcend Capital, LP (the "Company") as of December 31, 2004, and the related statements of income and changes in partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transcend Capital, LP as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information on Page 10, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has significantly revised operations and has lost major customers due to a NASD ruling that negatively impacted their primary operations. Management intends to pursue additional clients, revise its business plan, reduce general and administrative expenses, and raise additional capital in order to continue operations. It is uncertain at this time whether enough new clients or new capital can be obtained to prolong the life of the business, and this raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Deprouse + Anderson, L.L.P.

March 15, 2005
Austin, Texas

# FINANCIAL STATEMENTS

**TRANSCEND CAPITAL, LP**

BALANCE SHEET

DECEMBER 31, 2004

ASSETS

| | |
|---|---|
| Cash | $ 28,253 |
| Deposit account at clearing company | 100,462 |
| Commission receivable | 1,636 |
| Accounts receivable - related party | 580 |
| Prepaid expenses | 8,496 |
| CRD deposit | 8 |
| TOTAL ASSETS | $139,435 |

LIABILITIES AND PARTNERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accounts payable and accrued liabilities | $ 26,755 |
| Total Current Liabilities | 26,755 |
| PARTNERS' EQUITY | 112,680 |
| TOTAL LIABILITIES AND PARTNERS' EQUITY | $139,435 |

SEE NOTES TO FINANCIAL STATEMENTS

## TRANSCEND CAPITAL, LP

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| REVENUE | |
| Commission income | $ 555,070 |
| Rebates | 42,265 |
| Interest and dividend income | 1,798 |
| Other income | 687 |
| Total Revenue | 599,820 |
| EXPENSES | |
| Clearing charges | 57,242 |
| Quotes and research | 58,461 |
| ECN fees | 4,769 |
| Execution expense | 26,292 |
| Internet related expenses | 1,250 |
| Entertainment and meals | 1,101 |
| Dealer to dealer sharing | 219,231 |
| Professional services | 19,519 |
| Insurance group | 18,242 |
| Insurance | 2,238 |
| Taxes | 1,114 |
| Licenses and registration | 9,367 |
| Legal fees | 3,979 |
| NASD penalties | 10,000 |
| Miscellaneous expense | 3,825 |
| Payroll preparation fee | 1,592 |
| Payroll taxes | 9,546 |
| Management fees | 3,902 |
| Customer rebate | 17,078 |
| Commission expense | 78,577 |
| Printing | 1,893 |
| Rent | 15,639 |
| Salaries and wages | 129,656 |
| Telecommunications | 3,481 |
| Travel | 2,961 |
| Bad debt | 4,114 |
| Other | 1,691 |
| Total Expenses | 706,760 |
| NET LOSS | $(106,940) |

SEE NOTES TO FINANCIAL STATEMENTS

**TRANSCEND CAPITAL, LP**

STATEMENT OF CHANGES IN PARTNERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| Balance at December 31, 2003, as previously reported | $ 292,474 |
| Prior period adjustment | (65,000) |
| Ending balance at December 31, 2003, as adjusted | 227,474 |
| Partner contributions | 78,400 |
| Partner distributions | (73,254) |
| Subscribed receivable | (13,000) |
| Net loss | (106,940) |
| Balance at December 31, 2004 | $ 112,680 |

SEE NOTES TO FINANCIAL STATEMENTS

**TRANSCEND CAPITAL, LP**

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net Loss | $ (106,940) |
| Adjustments to reconcile net loss to net cash provided (used) by operating activities: | |
| Bad debt expense | 4,114 |
| Non-cash salary expense | 10,000 |
| Change in assets and liabilities: | |
| Increase in deposit account at clearing company | (50,240) |
| Decrease in commission receivable | 5,181 |
| Increase in accounts receivable | (4,694) |
| Increase in prepaid expenses | (8,496) |
| Decrease in CRD deposit | 215 |
| Decrease in accounts payable and accrued expenses | (38,245) |
| NET CASH USED BY OPERATING ACTIVITIES | (189,105) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Partner contributions | 55,400 |
| Partner distributions | (73,254) |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | (17,854) |
| NET DECREASE IN CASH | (206,959) |
| CASH, beginning of year | 235,212 |
| CASH, end of year | $ 28,253 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: | |
| Cash paid for income taxes | $ - |
| Cash paid for interest | $ - |
| NON-CASH TRANSACTIONS | |
| Subscribed receivable given in exchange for contributed capital | $ 13,000 |
| Contributed capital given in lieu of salary and wages | $ 10,000 |

SEE NOTES TO FINANCIAL STATEMENTS

# NOTES TO FINANCIAL STATEMENTS

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### NATURE OF OPERATIONS

Transcend Capital, LP (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and Commodity Futures Trading Commission (CFTC) and is a member of the National Association of Securities Dealers (NASD) and National Futures Association (NFA). The Company is a limited partnership organized under the laws of the State of Texas on October 29, 1999. However, the Company was dormant until it commenced operations on January 22, 2003.

### FEDERAL INCOME TAX

The Company is a non-tax-paying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the partnership agreement.

### BASIS OF PRESENTATION

The Company is a broker-dealer than specializes in advanced options and derivative strategies for trading professionals. The Company offers institutional and professional traders the products and services they need to execute their trading strategies and may trade:

- Listed and OTC Equities
- Mutual Funds
- Options
- Bonds
- Electronic Bullets

However, the Company also offers brokerage services to individual investors who do not trade the markets as actively as institutional and professional traders.

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### SECURITIES TRANSACTIONS AND COMMISSIONS

Securities transactions are recorded on a trade-date basis, which does not differ materially from the settlement-date basis. Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions settle, and the commissions and expenses are withdrawn from the customer accounts by Penson Financial Services, Inc.

### USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

### STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC, since no such liabilities existed at December 31, 2004, or at any time during the year then ended.

## NOTE 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $103,596. The Company's ratio of aggregate indebtedness to net capital was .26 to 1 at December 31, 2004.

## NOTE 3: CASH SEGREGATED UNDER FEDERAL REGULATIONS

In accordance with Rule 15c3-3 of the SEC, the Company maintains a deposit account with Penson Financial Services, Inc. as part of the Company's contract for services. Penson Financial Services, Inc. requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement rise, as well as market risk to open unhedged positions. As of December 31, 2004, cash of $100,462 has been segregated into this account.

## NOTE 4: RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirements under Rule 15c3-3. The Company clears all customer transactions through a broker-dealer, Penson Financial Services, Inc., on a fully disclosed basis as requested for exemption under SEC Rule 15c3-3(k)(2)(ii).

## NOTE 5: RELATED PARTY TRANSACTIONS

An agreement between Transcend Capital, LLC (the general partner) and the Company was entered into in which the general partner agreed to pay any expenses reasonably necessary to allow the Company to carry on its business, including the provision of facilities and performance of certain services. Additionally, the Company agreed to reimburse the general partner for certain fees related to services provided. Total fees billed were $80,633 for the year ended December 31, 2004. In addition, approximately $4,114 in receivables from this related party were written off by the LP.

The Company also accepted $25,000 in cash and a $25,000 subscribed receivable at 0% interest from a new Partner in exchange for a 10% interest in the partnership. The subscribed receivable matures in June 2005 and payments are made directly through salary reduction. As of December 31, 2004 the subscribed receivable balance was $13,000.

**NOTE 5: RELATED PARTY TRANSACTIONS (Continued)**

The Company also granted a new partner a 5% interest in the partnership in lieu of salary compensation. The agreed-upon fair value of the partnership interest received was $25,000. The partnership interest had a four year vesting period as follows:

| Year | Vesting | Amount |
|---|---|---|
| 2004 | 2% | $10,000 |
| 2005 | 1% | 5,000 |
| 2006 | 1% | 5,000 |
| 2007 | 1% | 5,000 |
| | 5% | $25,000 |

Subsequent to year-end, the new 5% Partner fully vested in the partnership, due to an amendment to the partnership agreement.

**NOTE 6: CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2004, six broker-dealers comprised 95% of the Company's revenue, with each customer representing at least 10% of the Company's total revenue stream. This concentration of credit risk with customers is considered significant due to the volume of business transacted with these customers.

**NOTE 7: PRIOR PERIOD ADJUSTMENT**

Subsequent to the year-ended December 31, 2004, a 2003 error was discovered in which distributions to partners were not properly recorded. This error was corrected by restating partners' equity. The effects of the error were to understate 2003 liabilities and overstate 2003 partners' equity by $65,000. There was no effect on the 2003 or 2004 net income.

## NOTE 8: SUBSEQUENT EVENTS

In January 2005, the Company reduced its minimum net capital required under the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) from $100,000 to $50,000.

In February 2005, the new 5% partner became fully vested in the partnership interest, due to an amendment to the partnership agreement.

## NOTE 9: GOING CONCERN

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which contemplates continuation of the Company as a going concern. The Company has had to significantly revise operations and has lost major customers due to a NASD ruling that negatively impacted their primary operations. Management intends to pursue additional clients, revise its business plan, reduce general and administrative expenses, and raise additional capital in order to continue operations. It is uncertain at this time whether enough new clients or new capital can be obtained to prolong the life of the business, and this raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SUPPLEMENTAL FINANCIAL INFORMATION

**TRANSCEND CAPITAL, LP**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| TOTAL MEMBERS' EQUITY | $112,680 |
| Deductions: | |
| Non-allowable assets: | |
| Accounts receivable - related party | (580) |
| Prepaid expense | (8,496) |
| CRD Deposit | (8) |
| Total Net Capital | $103,596 |
| | |
| AGGREGATE INDEBTEDNESS | |
| Accounts payable and accrued expenses | 26,755 |
| Total Aggregate Indebtedness | $ 26,755 |
| | |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| Minimum net capital required of broker-dealer (6 ⅔ % of total aggregate indebtedness) | $ 1,518 |
| Minimum dollar net capital requirement of broker-dealer | $100,000 |
| Net capital requirement (greater of two above) | $100,000 |
| Net capital in excess of required minimum | $ 3,596 |
| Ratio: Aggregate indebtedness of net capital | .26 to 1 |
| | |
| RECONCILIATION WITH COMPANY'S COMPUTATION | |
| Difference in net capital by SEC and Company | |
| Net capital under Company's computation | $107,575 |
| Miscellaneous differences, audit adjustments | 3,979 |
| NET CAPITAL PER AUDITED REPORT | $103,596 |

# REPORT ON INTERNAL CONTROL STRUCTURE



SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

To the Partners
Transcend Capital, LP
Austin, Texas

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Transcend Capital, LP (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11), and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be material weaknesses as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2004, and this report does not affect out report thereon dated March 15, 2005.

1. We noted that significant equity transactions occurred and were not properly recorded in the financial statements, including non-cash equity transactions, subscriptions receivable, and related party transaction that were recorded as contributions and distributions during the year instead of as related party receivables or payables. We recommend that the Company maintain adequate documentation of equity transactions on a monthly basis to ensure proper recording of contributed capital, distributions, and subscribed receivables.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sprouse + Anderson, L.L.C.

March 15, 2005
Austin, Texas